

SECURI 10031165 N



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 AND ENDING 06/30/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SATURNA BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. STATE STREET
(No. and Street)

BELLINGHAM (City) WA (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES GIBSON 360-734-1266 x301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAIT, WELLER & BAKER LLP
(Name – *if individual, state last, first, middle name*)

1818 MARKET ST., SUITE 2400 (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES GIBSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES, INC., as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTINA NICOLE BOX
Commission Expires
NOTARY
PUBLIC
06-18-2012
STATE OF WASHINGTON

James O Gibson
Signature

CFO
Title

Kristina Nicole Box
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended JUNE 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN JAMES GIBSON
1300 N STATE ST
BELLINGHAM WA 98225-4730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.


RECEIVED
AUG 2 7 2010
193

Name and telephone number of person to contact respecting this form.

James S Gibson (360)594-9900x301

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed (exclude interest) (0)

— SIPC-6 NOT FILED.
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 150

E. Interest computed on late payment (see instruction E) for 207 days at 20% per annum 18

F. Total assessment balance and interest due (or overpayment carried forward) $ 168

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 168

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NA

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SATURNA BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

James S Gibson
(Authorized Signature)

CFO
(Title)

Dated the 25 day of August, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1, 2009 and ending 6/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) Reporting for full 12 months of fiscal year, as SIPC-6 not filed. — $ 6,658,810

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 6,553,794

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 312,392

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. — 12,213

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 6,878,399

2d. SIPC Net Operating Revenues — $ <219,589>

2e. General Assessment @ .0025 MINIMUM DUE — $ 150

(to page 1 but not less than $150 minimum)

TAIT, WELLER & BAKER LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Saturna Brokerage Services, Inc.
Bellingham, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning July 1, 2009 and ending June 30, 2010, which were agreed to by Saturna Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Saturna Brokerage Services, Inc.'s compliance with Rule 17a-5(e)(4). Saturna Brokerage Inc.'s management is responsible for the Saturna Brokerage Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions;

2. Compared the amounts reported on the Focus Reports for each quarter during the fiscal year ended June 30, 2010 to related working paper which support the amounts reported on the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2010 noting no exceptions;

3. Compared any adjustments reported in Form SIPC 7 and in the related schedules and working papers supporting the adjustments noting no exception;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7 and in the related schedules and working papers supporting the adjustments noting no exception.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and us of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH, D.C.
193
SECTION


SATURNA
Brokerage
Services

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2010 and 2009

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Saturna Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. as of June 30, 2010 and 2009, and the related statements of operations, changes in ownership equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2010

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF FINANCIAL CONDITION

	June 30, 2010	June 30, 2009
Assets		
Cash and cash equivalents:		
Demand deposits	$1,270,149	$716,096
Deposits held in money market funds	50,000	50,000
Investment in affiliated mutual funds	195,798	180,532
Receivable from affiliate (12b-1 plan)	581,878	392,849
Receivable from affiliate (tax benefit, net of payable)	284,029	43,842
Other assets	2,681	1,855
Total assets	$2,384,535	$1,385,174
Liabilities and Stockholders' Equity		
Accrued expenses	$843,358	$656,491
Stockholders' equity:		
Common stock, $10 par value, 100,000 shares authorized, 48,000 issued and outstanding	480,000	380,000
Additional paid-in capital	3,939,716	3,039,716
Accumulated deficit	(2,878,539)	(2,691,033)
Total stockholders' equity	1,541,177	728,683
Total liabilities and stockholders' equity	$2,384,535	$1,385,174

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30,	
	2010	2009
Revenues:		
Brokerage commission income	$89,717	$74,922
Fund distribution fees, affiliated funds	6,503,398	3,469,895
Fund distribution fees, unaffiliated funds	50,396	53,028
Dividend & interest income on investments	3,085	3,235
	6,646,596	3,601,080
Expenses:		
Clearing & trading charges	333,099	423,174
Fund distribution expenses, affiliated funds	6,503,398	5,396,929
Registration and filing fees	51,083	45,546
Occupancy	19,143	22,364
Brokerage marketing expenses	2,885	3,218
Communications & shipping	5,215	5,613
Other operating expenses	28,088	23,482
	6,942,911	5,920,326
Net operating loss	(296,315)	(2,319,246)
Other Income and Expenses:		
Unrealized gain (loss) on investments	12,214	(27,214)
Net loss before income taxes	(284,101)	(2,346,460)
Income tax benefit	(96,595)	(797,796)
Net loss	$(187,506)	$(1,548,664)

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2010 and 2009

	Capital Stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Number of shares	Amount			
Balance, June 30, 2008	25,000	$250,000	$1,869,716	$(1,142,369)	$977,347
Sale of shares	13,000	$130,000	$1,170,000		$1,300,000
Net loss	—	—	—	($1,548,664)	($1,548,664)
Balance, June 30, 2009	38,000	$380,000	$3,039,716	$(2,691,033)	$728,683
Sale of shares	10,000	$100,000	$900,000		$1,000,000
Net loss	—	—	—	($187,506)	($187,506)
Balance, June 30, 2010	48,000	$480,000	$3,939,716	$(2,878,539)	$1,541,177

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CASH FLOWS

	Year Ended June 30,	
	2010	2009
Cash flows from operating activities:		
Net loss	($187,506)	($1,548,664)
Dividends reinvested	(3,085)	(3,235)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in affiliate receivable	(240,187)	330,158
(Increase) decrease in other assets	(826)	(29)
(Increase) in fund distribution fee receivable	(189,029)	(128,497)
(Decrease) increase in accrued expenses	186,867	201,561
Net cash (used in) operating activities	(433,766)	(1,148,706)
Cash flows from investing activities:		
Investment in affiliated mutual funds	(12,181)	27,356
Net cash provided by (used in) investing activities	(12,181)	27,356
Cash flows from financing activities		
Sale of stock	1,000,000	1,300,000
Net cash provided by financing activities	1,000,000	1,300,000
Increase in cash	554,053	178,650
Cash and cash equivalents at beginning of year	766,096	587,446
Cash and cash equivalents at end of year	$1,320,149	$766,096

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2010 and 2009

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Saturna Brokerage Services, Inc. (SBS) was organized under the laws of the state of Washington on September 2, 1986 as a broker/dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment in affiliated mutual funds

SBS' sole investments are in affiliated mutual funds, consisting of short- and long-term taxable bonds and equities. These investments were valued at $195,798 as of June 30, 2010. Authoritative fair valuation accounting standards set out a three-tier hierarchy of inputs for establishing and disclosing the fair value of investments. Under Level 1 of this hierarchy, which SBS uses in determining the value of its investments, SBS refers to unadjusted quoted prices in active markets for identical assets or liabilities that SBS can access.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

SBS maintains cash balances at one financial institution that participates in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under the Program, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2010. Coverage under the Program is in addition to and separate from the standard $250,000 coverage per depositor that is available under the FDIC's general deposit insurance rules.

Income taxes

SBS files a consolidated income tax return with Saturna. For financial statement purposes, income tax expense is calculated as if SBS filed a separate return.

SBS accounts for income taxes on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of other assets and liabilities.

Management has analyzed the company's position taken on federal income tax returns for all open tax years (2007-2010) and has concluded that no additional adjustments are required in the company's financial statements.

Advertising costs

SBS expenses advertising and marketing costs when incurred.

12b-1 plan distribution

SBS, as underwriter for the Amana funds and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2009 through June 30, 2010, SBS was paid $6,167,097 by Amana Mutual Funds Trust. In addition, SBS made $9,244,625 in payments for Amana's distribution, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. For the year from July 1, 2008 through June 30, 2009, SBS was paid $3,319,731 by Amana Mutual Funds Trust, and made $5,216,958 payments for Amana's distribution. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets, and Amana assets from these distribution platforms continued to increase dramatically in the last two fiscal years.

SBS also acts as the underwriter for the five Sextant funds in the Saturna Investment Trust. As underwriter of the Sextant funds, SBS receives up to 0.25% of the funds' daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2009 through June 30, 2010, SBS was paid $336,302 by Saturna Investment Trust. In addition, SBS made $394,022 in payments for Sextant fund distribution and marketing, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. For the year from July 1, 2008 through June 30, 2009, SBS was paid $150,164 by Saturna Investment Trust, and made $179,971 in payments for Sextant fund distribution and marketing.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial Instruments

The carrying amount of cash, investments, receivables and accrued expenses approximates fair value.

Note 2 - NET CAPITAL REQUIREMENTS

SBS is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, so that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010 and 2009, SBS' net capital of $647,210 and $266,790 was $590,986 and $216,790 in excess of its required net capital, respectively. The ratio of SBS' aggregate indebtedness to net capital was 1.303 to 1 and 2.461 to 1 at June 30, 2010 and 2009, respectively.

Note 3 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna Capital. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also a director of SBS; chairman and a director of Saturna Trust Company; a director of Saturna Sdn Bhd; and is a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts). The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, and Saturna Trust Company.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense sharing agreement. For the years ended June 30, 2010 and 2009, Saturna waived payment for services provided by Saturna personnel on behalf of SBS.

Note 4 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2010 and 2009 as there were no temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna for the tax benefit of the taxable loss that SBS generates. For the years ended June 30, 2010 and 2009, SBS recorded a current federal tax benefit for $96,595 and $797,796, respectively.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2010

Net capital

Total stockholders' equity	$1,541,177
Less – Stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	1,541,177
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	1,541,177
Deductions and/or charges:	
Nonallowable assets	(868,589)
Secured demand note deficiency	0
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	0
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$672,588

(Continued on next page)

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2010

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	(25,378)
Undue concentrations	0
Other	0
Net capital	$647,210
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$843,358
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$843,358
Computation of basic net capital requirement	
Minimum net capital required	$56,224
Excess net capital	$590,986
Ratio: Aggregate indebtedness to net capital	1.303 to 1

The Net Capital as reported in the company's unaudited FOCUS report agrees with the audited Net Capital reported above.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2010

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Tait, Weller & Baker LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Saturna Brokerage Services, Inc
Bellingham, Washington

In planning and performing our audit of the financial statements of Saturna Brokerage Services, Inc (the "Company"), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2010